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                              August 20, 2021

       William Horne
       Chief Executive Officer
       Ault Disruptive Technologies Corp
       11411 Southern Highlands Parkway, Suite 240
       Las Vegas, Nevada 89141

                                                        Re: Ault Disruptive
Technologies Corp
                                                            Amendment No. 1 to
Draft Registration Statement
                                                            Submitted July 26,
2021
                                                            CIK No. 0001864032

       Dear Mr. Horne:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment #1 to Draft Registration Statement filed July26, 2021

       Capitalization, page 88

   1. We note that you are offering 10,000,000 Class A shares as part of your initial public offering of units, but
footnote 2 suggests you will show less than all Class A shares subject to possible
redemption in your Capitalization table. Please tell us how you considered the guidance
in ASC 480-10-S99-3A, which requires securities that are
                                                        redeemable for cash or
other assets to be classified outside of permanent equity if they are redeemable (1) at a
fixed or determinable price on a fixed or determinable date, (2) at the option of the holder,
or (3) upon the occurrence of an event that is not solely within the control of the issuer,
in concluding that all 10,000,000 Class A shares were not required to be presented outside of
permanent equity and part of shares subject to possible
 William Horne
Ault Disruptive Technologies Corp
August 20, 2021
Page 2
       redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameWilliam Horne
                                                             Division of
Corporation Finance
Comapany NameAult Disruptive Technologies Corp
                                                             Office of Real
Estate & Construction
August 20, 2021 Page 2
cc:       Spencer G. Feldman, Esq.
FirstName LastName